U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Genda                           Kevin                  P.
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    (Last)                          (First)              (Middle)

     c/o Cerberus Partners, L.P., 450 Park Avenue - 28th Floor
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                                    (Street)

     New York                         New York               10022
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    (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     July 24, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Davel Communications, Inc. (DAVL.OB)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X*]  Director                             [  ]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                             3. Ownership Form:
                                   2. Amount of Securities      Direct (D) or
1. Title of Security                  Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

    Common Stock, par value            0*                         N/A*                N/A*
      $0.01 per share
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

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:


* The reporting person is a director of Davel Communications, Inc. (the "Company"). The reporting person does not individually hold or otherwise beneficially own any securities of the Company. The reporting person is an employee of Cerberus Capital Management, L.P., one or more affiliates of which own certain securities of the Company, all of which are subject to the sole voting and investment authority of Stephen Feinberg ("SF"). SF, in his capacity as the holder of sole voting and investment authority of more than 10% of the common stock of the Company pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended. The reporting person does not exercise any voting, investment or other authority with respect to the shares of the common stock of the Company separately reported by SF.




           /s/ Kevin Genda                                    August 5, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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